August 5, 2005

Ms. Jill S. Davis

Branch Chief

United States Security and Exchange Commission

Division of Corporate Finance

Mail Stop 04-05

Washington, D.C. 20549-0405

RE:	Eden Bioscience Corporation
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 11, 2005
Comment Letter dated June 10, 2005
Response Letter dated June 23, 2005
Second Comment Letter dated July 26, 2005
File No. 0-31499

Dear Ms. Davis:

This letter sets forth the responses of Eden Bioscience Corporation (the “Company”) to the comments of the Securities and Exchange Commission (“Commission”) staff relating to the filings referenced above contained in your letter dated July 26, 2005 (the “Second Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the Second Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1.

We have reviewed your responses to our prior comments one and two, and note that you have provided additional support to your customers related to inventory that they continue to hold that you recorded as a sale. These include, but are not limited to the following:

•	January 2003 inventory exchange for the STS reprocess product at no cost
•	January 2003 inventory not meeting your quality standards voluntarily replaced to the distributor at no cost
•	February 2003 distributor settlement
•	September 2003 buy one get one free promotion for the customers of the distributors you sold to which resulted in you giving 470, 000 ounces of your product to distributors free of charge.

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

Please provide us an analysis that demonstrates how your revenue recognition policy complies with paragraphs 6-8 of SFAS 48. Additionally explain how you are able to conclude, if true, that future returns are reasonably estimable or how returns were adequately accrued in the appropriate period given the substantial volume of returns. Finally, confirm to us whether you have corresponded, amended, or agreed to additional terms other than those specified within your standard distribution agreement. If so please provide descriptions and the specific terms of these arrangements. Refer also to SAB Topic 13:B:2 and paragraph 3 of SFAS 48.

Company response:

Below are paragraphs 3 and 6-8 of SFAS 48 and an analysis of how our revenue recognition policy complies with those paragraphs:

SFAS 48 paragraph 3. This Statement specifies criteria for recognizing revenue on a sale in which a product may be returned, whether as a matter of contract or as a matter of existing practice, either by the ultimate customer or by a party who resells the product to others.  The product may be returned for a refund of the purchase price, for a credit applied to amounts owed or to be owed for other purchases, or in exchange for other products.  The purchase price or credit may include amounts related to incidental services, such as installation.

Company comment – We do not give the buyer the right to return the product as a matter of contract or existing practice. Our distributor agreements explicitly provide that distributors do not have price protection, inventory protection, or product return rights. The first three bullets of your comment 1 describe the only three transactions that involve the exchange or return of product since the Company began selling products over five years ago. The details of these transactions were described in our letter to you dated June 23, 2005. We do not believe these three transactions constitute the establishment of a practice of allowing products to be returned.

Although distributors have asked to return product, we have consistently declined to do so, which has resulted in the amount of product owned by distributors. We estimated that distributors owned the following amounts of Messenger:

At December 31,	Ounces of Messenger
2001	1,016,000
2002	867,000
2003	503,000
2004	511,000

In each of our Form 10-Ks and Form 10-Qs filed since December 31, 2001, we have disclosed our estimate of the amount of Messenger products in distributors’ inventory and that we do not expect distributors that have significant inventories of Messenger products to place additional orders for Messenger products until their current

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

inventories are reduced. We do not allow returns, which makes these disclosures necessary. Many distributors have asked to return product and we have consistently told them no.

SFAS 48 paragraph 6. If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

Company comment – We do not give the buyer the right to return the product by contract or as a matter of practice.

SFAS 48 paragraph 6. a. The seller's price to the buyer is substantially fixed or determinable at the date of sale.

Company comment – Our price to the buyer is substantially fixed and determinable at the date of sale. See further discussion of this item in our response to comment 4 below.

SFAS 48 paragraph 6. b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Company comment – The buyer is obligated to pay us and the obligation is not contingent upon resale of the product by the distributor.

SFAS 48 paragraph 6. c. The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Company comment – The buyer’s obligation to us does not change in the event of theft or physical destruction or damage of the product.

SFAS 48 paragraph 6. d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

Company comment – The buyers of our products for resale have economic substance apart from the Company. The only exception to this is our distributor in Mexico and revenue from these sales are recognized when cash has been collected by the Company. With respect to the Mexico distributor, no revenues were recorded prior to 2004 and total revenue recognized in 2004 was $6,063.

SFAS 48 paragraph 6. e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

Company comment – We do not have significant obligations for the future performance to directly bring about resale of the product by the buyer. See further discussion of this item in our response to comment 4 below.

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

SFAS 48 paragraph 6. f. The amount of future returns can be reasonably estimated (paragraph 8).

Company comment – We do not give the buyer the right to return the product as a matter of contract or practice.

SFAS 48 paragraph 6. Sales revenue and cost of sales that are not recognized at time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.

Company comment – Sales revenue and cost of sales are recognized at time of sale because we do not give the buyer the right to return the product as a matter of contract or practice. The exception to recognition of revenue at the time of sales are sales to our distributor in Mexico and the delayed recognition is not a result of an return privileges as described above.

SFAS 48 paragraph 7. If sales revenue is recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies.  Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.

Company comment – We do not give the buyer the right to return the product as a matter of contract or practice and therefore no reduction for estimated returns is necessary.

SFAS 48 paragraph 8. The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next.  However, the following factors may impair the ability to make a reasonable estimate:

a. The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

b. Relatively long periods in which a particular product may be returned

c. Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

d. Absence of a large volume of relatively homogeneous transactions

The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.

Company comment – We are able to conclude that future returns will be zero because we do not give the buyer the right to return the product as a matter of contract or

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

practice. As previously stated, many of our distributors have asked to return products and we have consistently declined to do so.

In response to the staff specific question regarding modification of the standard distribution agreement, the Company does allow some minor amendments, but none of these amendments grant product return rights or inventory or price protection. Attached are three typical examples of amendments to the standard distribution agreements.

2.

We note your response to our prior comment 3. Please provide us with a revised analysis to support your conclusion that your inventory is fully recoverable and addresses the following, without limitation:

Company response:

The tables below show inventory costs as of December 31, 2004 and 2003 and the lowest net price to customers in 2005 and 2004. All inventory amounts are recoverable. Messenger is still being sold in foreign countries such as Spain or can be easily processed at a minimal cost with STS to produce Messenger STS.

	Unit	2004 Units	December 31, 2004 Dollars	2004 Cost/unit	2005 Net Price/unit
Raw materials:
Yeast			$ 395,321
Packaging film, labels, boxes			133,186
Other raw materials			50,878

Total raw materials			579,385

Bulk inventory and work in progress:
Bulk Messenger & Messenger STS	oz.	2,230,028	1,468,705	0.66	1.85
Bulk N-Hibit Hopper Box	oz.	160,318	152,758	0.95	7.00
Bulk N-Hibit CST	oz.	258,960	170,396	0.66	7.00
Bulk ProAct	oz.	117,213	114,822	0.98	3.00

Total bulk inventory and work in progress		2,766,519	1,906,681

Finished Goods:
Agriculture:
Messenger STS 32 oz bags	oz.	225,728	138,833	0.62	1.85
Messenger 100/300 gram bags	oz.	26,447	21,154	0.80	1.85
Messenger 500 gram bags	oz.	682,665	612,023	0.90	2.00
Employ	oz.	32,796	4,671	0.14	2.00
25 lb Mighty Plant bags	lb.	35,550	29,113	0.82	1.25
Home & garden:
9 gal H&G Clamshells and bags	bag	91,234	57,447	0.63	2.67
3 gal H&G Clamshells and bags	bag	314,688	113,901	0.36	1.30
H&G Mighty Plant Clamshells and bags	bag	75,775	21,909	0.29	0.45
8 oz Messenger STS	oz.	3,320	2,469	0.74	4.85

Total finished goods		1,488,203	1,001,520

Total Inventory			$3,487,586

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

	Unit	2003 Units	December 31, 2003 Dollars	2003 Cost/unit	2004 Net Price/unit
Raw materials:
Yeast			$ 525,699
Packaging film, labels, boxes			251,346
Other raw materials			78,838

Total raw materials			855,883

Bulk inventory and work in progress:
Bulk Messenger & Messenger STS	oz.	479,326	282,122	0.59	1.85
Bulk ProAct	oz.	85,894	66,843	0.78	3.00

Total bulk inventory and work in progress		565,220	348,965

Finished Goods:
Agriculture:
Messenger 9 oz bags	oz.	117,711	5,173	0.04	1.85
Messenger 22.5 oz bags	oz.	890,550	699,460	0.79	1.85
Messenger STS 32 oz bags	oz.	53,408	28,720	0.54	1.85
Messenger 100/300 gram bags	oz.	16,398	9,141	0.56	1.85
Messenger 500 gram bags	oz.	144,429	83,419	0.58	2.00
Employ	oz.	47,580	7,652	0.16	2.00
Home & garden:
9 gal H&G Clamshells and bags	bag	28,260	19,405	0.69	2.67

Total finished goods		1,298,336	852,970

Total Inventory			$2,057,818

•	Explain the impact the age and the development of the STS additive had on the value and salability of your Messenger inventory.

Company response:

The addition of STS to Messenger had no impact on the value and salability of Messenger. Further, the age of Messenger was unrelated to the development of Messenger STS.

•	Explain how the increase in your inventory, in relation to sales and in conjunction with the volume already held by distributors, was factored into your obsolescence analysis.

Company response:

The increase in inventory in 2004 compared to 2003 was primarily related to the production of Messenger and Messenger STS, N-Hibit Hopper Box and CST, ProAct and packages for home & garden. The decision to produce products in 2004 was made based on expected future sales of these products. At the time of our assessments we consider items such as expected future sales of new product introductions, new

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

geographic markets, new targeted crops, expansion of existing markets, including amount of inventory held by distributors and we determined that inventory is fully recoverable and that an adjustment for obsolescence is not needed.

•	Please explain how your “limited test” supersede a laboratory study regarding the estimated shelf life of your product, and how you applied these tests to the total population of existing inventory.

Company response:

The laboratory study was performed to determine that Messenger would be stable for at least two years and this study is submitted to the EPA as part of the product registration process. Messenger passed this study and we were confident that Messenger would be stable for at least two years and we believed it would exceed two years. Testing performed after the laboratory study has confirmed that Messenger is stable for much longer than two years and may remain stable until the package is opened. The tests performed after the laboratory study supersede the laboratory study because they were performed on product manufactured in 2000 that was stored in typical warehouse conditions and consequently better approximates actual usage.

•	Indicate whether or not your September 2003 sales incentive resulted in a loss on the sale of your product. Refer to paragraph 27 of EITF 01-09.

Company response:

The buy one get one free promotion that began in September 2003 did not result in a loss on the sale of the product. At that time, we were selling the product at a net price of $3.45 an ounce and our cost is approximately $0.79 an ounce.

3.

We have reviewed your response to prior comment number three. It appears that your inventory balance classified as current significantly exceeds any volumes historically sold. Please explain why it is appropriate to classify this inventory as a current asset and demonstrate how your entire inventory balance was expected to be realized in each operating cycle presented, or quantify the amount of inventory which should have been classified as long-term. Please refer to Chapter 3 Section A of ARB 43.

Company response:

In accordance with Chapter 3 Section A of ARB 43, inventory that is expected to be sold or used in the next operating cycle is classified as a current asset. This requires us to make forecasts of the amount of products that will be sold or used in the next operating cycle at the balance sheet date. It is appropriate to classify our inventory as current because based on our forecasts at the balance sheet dates we expected the products to be sold or used in the next operating cycle. The 2004 sales

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

forecast prepared by our sales representatives at the end of 2003 showed that we would sell more product than was in our bulk and finished goods inventory at December 31, 2003.  We expected sales to be significantly higher in 2004 than in 2003 due to:
     • A 50% reduction in pricing that we expected to significantly increase our sales volumes in existing and new target crops;
     • Expansion in Spain and China;
     • Significant use of messenger in tobacco in the U.S.;
     • Positive results in field trails in high value crops; and
     • A shift in resources from R&D to sales and marketing.
As a result of these expectations at the end of 2003, which we believe demonstrates our belief in the sales forecasts, we began manufacturing Messenger and Messenger STS in February 2004.

The sales forecast prepared by our sales representatives at the end of 2004 showed that we would sell more product than was in our bulk and finished goods inventory at December 31, 2004. We expected sales to be significantly higher in 2005 than in 2004 due to:
     • Significant expansion in Spain;
     • Expansion in existing crop markets and entry into new crop markets;
     • Successful launch of new products in large row crop markets;
     • Positive field trial results in corn, cotton, rice, peach, tobacco; and
     • Sales in new international markets - South Korea, Taiwan, Turkey, Greece, Columbia, and South Africa.

As a result of these expectations at the end of 2004, which we believe demonstrates our belief in the sales forecasts, we began manufacturing ProAct in January of 2005.

Using the expectations presented above and the rate of yeast used to produce an ounce of Messenger products, approximately $214,000 at December 31, 2004 and $358,000 at December 31, 2003 of the yeast balance would not be used in the next operating cycle and should have been classified as non-current. We believe the remaining raw material balances are appropriately classified as current. We do not believe these reclassifications are material to the balance sheet at December 31, 2004 and 2003 and we will implement this classification in all future filings.

Revenues, page 46.

4.

We note your response to our prior comment four and have further questions regarding your conclusion that sales price is fixed and determinable and that you are not significantly obligated to perform certain duties. Although you indicate the gross price is fixed and determinable it appears the net price fluctuates because of ongoing nature of arrangements you have characterized as “sales allowances.” It continues to appear that you have significant obligations for future performance to directly bring about resale of the product by the distributor. In this regard we note you provide marketing support, warehousing and delivery, and information exchange. Refer to SAB Topic 13:A:2 Question 2.1.e. Please describe in detail the nature of all services you characterize as “sales allowances” and the terms and conditions of performance relating to these “sales allowances”. In the event you are unable to demonstrate that such “sales allowances” are qualitatively and quantitatively insignificant and that your sales price is fixed and determinable, provide us with your analysis had you recognized revenue in accordance with SAB Topic 12:A:2 for all periods presented.

Company response:

We do not have significant obligations for future performance to directly or indirectly bring about resale of the product by the distributor. The note in your comment above is not accurate in that we do not provide marketing support, warehousing and delivery, and information exchange to our distributors. Indeed, these are part of the services

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

provided by the distributors. We do not provide services for our distributors. SAB Topic 13:A:2 Question 2.1.e. has two parts:

(i) the buyer has the right to return the product, and

(ii) the seller has significant obligations for future performance to directly bring about resale of the product by the buyer.

As described in our response to comment 1 above, we do not give the buyer the right to return the product as a matter of contract or practice and we do not have any significant obligations for future performance to directly bring about resale of the product by the buyer. Our historical practice of decling our distributors’ requests to return product supports our position.

Our sales allowances represent cash consideration paid or owed to distributors for sales incentives, volume discounts, rebates, coupons and other consideration. EITF 01-9: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) paragraph 9 states “the Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” In accordance with EITF 01-9, we record cash consideration paid or owed to distributors as a reduction of the selling price.

We believe our sales price is fixed and determinable and that sales allowances are properly accounted for in accordance with EITF 01-9.

5.

We have noted your response to our prior comment five indicating that at the time of the “first sale” of the product you warrant that it is reasonably fit for use. Please expand your response to more fully address and demonstrate how your warranty estimates are reliable and why is appropriate to recognize sales under your warranty obligation. In this regard we reissue prior comment 5. In conjunction with your response please define what “first sale” means under your warranty agreement and whether this includes sales to the end product users.

Company response:

As disclosed in our financial statement footnotes, our warranty accrual percentage has ranged between zero and five percent of gross sales and the warranty liability is reviewed periodically and adjusted as necessary based on historical experience, the results of product testing and future expectations. SFAS 5 paragraph 25 states that an “Inability to make a reasonable estimate of the amount of warranty obligation at the time of sale because of significant uncertainty about possible claims (that is, failure to satisfy the condition in paragraph 8 (b)) precludes accrual and, if the range of possible loss is wide, may raise a question about whether a sale should be recorded prior to expiration of the warranty period or until sufficient experience has been gained to permit a reasonable estimate of the obligation.” We believe we have the ability to make a reasonable estimate within an acceptable range that does not preclude revenue

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2005

recognition. We believe this because of the mode of action and safety profile of our products, the stability of our products in our current packaging and the fact that we have had only one warranty claim in the past three years. This one claim was made in the first quarter of 2003. The payments made in 2002 related to claims made in 2001. While there have been changes in estimates over the last three years, we believe these changes are within an acceptable range as allowed by SFAS 5.

To clarify, we define first sale as being the sale to the end product users and includes sales by distributors to the end product users.

During our analysis of the note disclosure, we discovered that the amounts disclosed in the 2003 column of our Annual Report on Form 10-K incorrectly included the return of money to customers for sales that were never recorded as revenue. This return of money to customers resulted from a performance guarantee that expired in 2002 and has not been repeated by the Company. The disclosure for 2003 should have been as follows:

Beginning balance	$331,059
Payments and other settlements	0
Accruals, net of changes in estimate of liability	103,038
Ending balance	$228,021

This error in our 2003 note does not affect any balance sheet or statement of operations accounts and is not material to the financial statements. We will correct this note disclosure in our next Form 10-K.

Please contact Brad Powell at (425) 984-2120 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

Rhett Atkins	Bradley S. Powell
Chief Executive Officer	Chief Financial Officer

10

This Eden Bioscience® Retail Agreement (“Agreement”) is made and entered into as of this 20th day of January, 2004, by and between Eden Bioscience Corporation, a Washington corporation with a principal business address of 3830 Monte Villa Parkway, Suite 100, Bothell, Washington 98021-7266 (“Eden”), and «Organization», a _________________ corporation with the principal business address of Fruit Growers Supply Co., 14130 Riverside Dr., Sherman Oaks, CA 91423 (“Retailer”).

1.	Definitions. Unless otherwise defined herein, the following terms shall have the following meanings:

a)	“Product(s)” shall mean Eden goods to be distributed by Retailer, as specified in Addendum A attached hereto.
b)	“Term” shall mean the term of this agreement, as defined in Section 10 of this Agreement.
c)	“Territory” shall mean the geographic region as stated in Addendum B attached hereto.

2.

Appointment. Subject to the terms contained herein, Eden hereby appoints Retailer as a non-exclusive Retailer, and Retailer accepts such appointment, for the Products in the Territory for the Term. During the Term of this Agreement, Eden reserves the right, in its sole discretion, to appoint additional Retailers for the Products in the Territory. Except as specified herein, neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

3.	Purchase and Sale of Products.
a)

All sales of Products by Eden to Retailer shall be subject to and governed by the terms and conditions of this Agreement. The terms and conditions of this Agreement shall supersede the terms and conditions of any purchase order, acknowledgment or similar document at any time submitted by Retailer. In case of any conflict, the provisions of this Agreement shall control.

b)

Subject to the terms of this Agreement, all sales of Products by Eden to Retailer shall be at Eden’s then-current published Retailer price. The published purchase prices do not include sales, use, or other applicable taxes, or governmental charges. Unless expressly stated to the contrary, Retailer shall pay all such taxes and charges.

c)

Terms of payment shall be established at the sole discretion of Eden. Standard payment terms are net-60 days. Any payments due Eden by Retailer under this Agreement which are past due shall be charged interest at a rate of 1.5% per month.

d)	Retailer understands and acknowledges that there are no price protection, inventory protection or Product return rights granted by Eden pursuant to this Agreement.

4.

Shipping. Shipping terms shall be FOB Retailer’s selected destination, provided that such order must call for at least the minimum quantity specified in the applicable price sheet. Eden may assist in the selection of the transportation mode and carrier routing. If Retailer requires a special transportation mode and/or carrier routing other than that selected by Eden, Retailer shall pay any and all additional costs incurred. Eden will assist in filing claims for loss or damage, if the Retailer supplies proof of loss or damage.

Eden reserves the right to make shipments in installments. Retailer's orders will be supplied subject to availability of Product and, in the event of Product shortage for any reason, Eden shall have the right to restrict or allocate its supply of Products as it deems desirable. Retailer shall notify Eden immediately of any apparent damage to Products received.

5.	Retailer’s Responsibilities. Retailer shall use its commercially reasonable efforts to actively promote sales of the Products in the Territory. In furtherance thereof, Retailer shall:
	a)	Establish and maintain a competent and experienced sales force and distribution system to provide continuous dealer and customer service for the Products;

b)	Carry an adequate inventory of the Products to service sales on an effective and continuous basis;
c)	Actively cooperate with Eden in a fair implementation of applicable sales programs, advertising programs or other promotional programs sponsored by Eden;
d)

Recognize the importance of the responsible handling of the Products and shall not handle or market Products in a manner that could endanger the health or safety of human beings, animal or plant life, or damage the environment;

e)	Pay it’s account to Eden when due and otherwise comply with terms and conditions specified in this Agreement;
f)

Promptly investigate and report to EDEN all customer complaints concerning the use and application of Products and cooperate with EDEN (including its insurer, attorneys, agents and employees) in the appropriate handling of such complaints; and

g)	Provide a detailed Product inventory to Eden at the end of each month.

6.

Marks.    Eden expressly reserves all of its right, title and interest in and to its intellectual property rights including, but not limited to, its trademarks, trade names, patents, copyrights, proprietary rights or trade secrets. Retailer shall not modify, alter, remove, deface or obscure any notice of trademark, trade name, patent, copyright, proprietary right or trade secret on a Product and will not add to a Product any other additional trademark or trade name. Retailer acknowledges and agrees that this Agreement is not a license to use any of Eden's trademarks or other intellectual property.

7.	Warranty and Limitations. Eden warrants:
a)	That the goods shipped hereunder shall conform to the chemical description on the label and such label conforms to the EPA registered label therefore;
b)	That good title, free from any lawful encumbrance, shall be transferred by Eden to Retailer for goods sold to Retailer by Eden hereunder;
c)	That the goods sold by Eden to Retailer will not infringe any United States patent; and
d)	That the goods shall be fit for the use or purpose shown on the label subject to the “Conditions of Sale”sss paragraph on such label.

EDEN MAKES NO REPRESENTATION OR WARRANTY WITH REGARD TO ANY PRODUCT OR OTHER ITEM FURNISHED UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 7. EXCEPT AS SPECIFICALLY PROVIDED HEREIN, EDEN DISCLAIMS AND RETAILER WAIVES AND RELEASES ALL RIGHTS AND REMEDIES OF RETAILER WITH RESPECT TO ALL WARRANTIES AND OBLIGATIONS OF EDEN, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, WITH RESPECT TO ANY PRODUCTS OR OTHER ITEMS DELIVERED BY OR ON BEHALF OF EDEN UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE, AND ANY CLAIM OF INFRINGEMENT. EXCEPT FOR LIABILITIES ARISING FROM SECTION 8 (“INDEMNIFICATION”), A BREACH OF SECTION 11 ("NONDISCLOSURE"), OR A PARTY'S WANTON, FRAUDULENT AND WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.	Indemnification.
a)

Eden will indemnify Retailer against all claims for property damage or personal injury suffered by any third person caused by Products supplied to Retailer hereunder, except to the extent such claim is based on any one of the following:

i.	The negligence of Retailer;
ii.	The Retailer's warranty, which terms differ from the warranty of Eden;
iii.	A physical or chemical change in the products made by the Retailer;

2

iv.	A repacking of the products by Retailer unless unpacked with the prior consent of Eden and solely for the purpose of inspection or testing and then repacked in the original container; or
v.	A relabeling of the products by Retailer.

b)	Retailer will indemnify and hold Eden harmless from and against all such claims caused by (i) through (v) above, and shall promptly notify Eden of any such claim.

9.	Product Changes. Eden may at any time make changes in, or discontinue the manufacture or sale of, the Products. Eden shall notify Retailer of any discontinuance or significant change in the Products.

10.	Term and Termination.
a)	This Agreement shall expire on December 31, 2004.
b)	Eden may terminate this Agreement by giving thirty (30) days written notice to Retailer if, in Eden’s sole judgment, Retailer has not adequately performed its responsibilities under this Agreement.
c)	Retailer may terminate this Agreement by giving thirty (30) days written notice to Eden.
d)	Eden may terminate this Agreement upon a change in ownership, control or location of Retailer, effective thirty (30) days after Eden's providing written notice of such termination.
e)

Upon the expiration or earlier termination of this Agreement for any reason, Retailer shall immediately discontinue the permitted use of Eden's trademarks and shall remove all advertising relating to the Products. Further, upon termination or expiration of this Agreement for any reason, Retailer shall return to Eden, or destroy, any confidential information, documentation and proprietary materials of Eden in its possession and, if destroyed, so certify such destruction in writing to Eden. Upon the expiration or earlier termination of this Agreement for any reason, Eden shall have the option of repurchasing the Products at the price originally billed to Retailer, with deductions for monies due or to become due to Eden under this Agreement. With respect to any Products not so repurchased by Eden, Retailer shall have the right to dispose of such Products in the regular course of its business.

11.

Nondisclosure. Both during and after the Term of this Agreement, without the express written consent of the other party, neither party shall disclose or allow the disclosure to any third party, or use other than in the performance of a party’s obligations under this Agreement, any confidential, proprietary, or trade secret information of the other, including, but not limited to, the terms of this Agreement, the party’s technology, know-how, design secrets, trade secrets, sales and marketing strategies, data and information, research, new Product plans, customer list, supplier list, financial information, product development, and cost or pricing information. Each party shall hold such information of the other party in the strictest confidence. Each party understands and acknowledges that a breach of the provisions of this Section 11 by it may cause the other party irreparable damage for which recovery of monetary damages would be inadequate and that either party may seek injunctive relief or other equitable relief to protect its confidential, proprietary or trade secret information and its intellectual property rights.

12.

Assignability. Retailer shall have no right to assign or transfer, either voluntarily or by operation of law, any of its rights or obligations under this Agreement without Eden’s prior written consent, which consent may be withheld in Eden's sole discretion. Any attempted assignment in violation of this Section 12 shall be void.

13.

Compliance with Laws. Retailer shall at all times comply with all applicable laws and regulations and shall indemnify and save Eden harmless from Retailer's failure to so comply. Retailer agrees that Eden shall not have to perform any obligations

3

set forth in this Agreement if such performance would violate any present or future law, regulation or policy of any applicable government.

14.

Force Majeure. Neither party will be liable for any loss, claim or damages, or be considered to be in breach of or default under this Agreement, on account of any delay or failure to perform as required by this Agreement (other than for payment) as a result of any cause or condition beyond such party’s reasonable control.

15.

Governing Law; ~~Forum Selection~~. This Agreement shall be interpreted under, governed by and construed in accordance with the laws of the State of Washington, without regard to its conflict of laws provisions. ~~Retailer shall not make any claim or institute any litigation against Eden in connection with this Agreement other than in the courts of the State of Washington, King County, or the United States District Court for the Western District of Washington. Retailer hereby irrevocably consents and submits to the jurisdiction of the courts of the State of Washington, King County, and the United States District Court for the Western District of Washington.~~

16.

Non-Waiver. The failure by Eden at any time to enforce any of the terms, provisions or conditions of this Agreement shall not constitute or be construed as a waiver of the same and any single or partial exercise by Eden of any right under this Agreement shall not preclude any further or other exercise of the same right or the exercise of any other right.

17.

Entire Agreement. This Agreement, including any attachments hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels all prior and contemporaneous agreements, claims, representations and understandings of the parties in connection with the subject matter hereof. This Agreement may not be modified or amended except by written agreement signed on behalf of Eden and Retailer by their respective duly authorized representatives.

18.

Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

19.

Notices. Each notice or other communication required or permitted to be delivered to either party hereunder shall be in writing and shall be delivered in person, by telecopy, telex or equivalent form of written telecommunication, or sent by registered or certified mail, postage prepaid, return receipt requested, to the intended recipient at the address first above stated or to such other party and/or address as the intended recipient shall have specified in a written notice given to the other party hereto.

4

ACCEPTED

Eden Bioscience Corporation
Friut Growers Supply Company________
Retailer

_/s/ Dan Burdett 1/28/04____________

Business Manager	corporate mailing address P O Box 10352
Street Address

Van Nuys, CA 91410-0352___
City	State	Zip

_/s/ Rhett Atkins 1/28/04_____________	_Tony Stabz____________
Rhett Atkins, President	Signature

_Director of Operation Centers_
Title

ADDENDUM A

PRODUCTS

Eden hereby appoints Retailer for the following Products:

Messenger® (during transition period to Messenger STS®)

Messenger STS®

Employ®

ADDENDUM B

TERRITORY

Retailer understands and agrees that his or her area of responsibility includes the following areas:«Geography»

** Other areas may be added later.

5

This Eden Bioscience® Retail Agreement (“Agreement”) is made and entered into as of this 9th day of February, 2004, by and between Eden Bioscience Corporation, a Washington corporation with a principal business address of 3830 Monte Villa Parkway, Suite 100, Bothell, Washington 98021-7266 (“Eden”), and «Organization», a _________________ corporation with the principal business address of Helena Chemical Company, 225 Schilling Blvd. Ste. 300, Collierville, TN 38017 (“Retailer”).

1.	Definitions. Unless otherwise defined herein, the following terms shall have the following meanings:

a)	“Product(s)” shall mean Eden goods to be distributed by Retailer, as specified in Addendum A attached hereto.
b)	“Term” shall mean the term of this agreement, as defined in Section 10 of this Agreement.
c)	“Territory” shall mean the geographic region as stated in Addendum B attached hereto.

2.

Appointment. Subject to the terms contained herein, Eden hereby appoints Retailer as a non-exclusive Retailer, and Retailer accepts such appointment, for the Products in the Territory for the Term. During the Term of this Agreement, Eden reserves the right, in its sole discretion, to appoint additional Retailers for the Products in the Territory. Except as specified herein, neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

3.	Purchase and Sale of Products.
a)

All sales of Products by Eden to Retailer shall be subject to and governed by the terms and conditions of this Agreement. The terms and conditions of this Agreement shall supersede the terms and conditions of any purchase order, acknowledgment or similar document at any time submitted by Retailer. In case of any conflict, the provisions of this Agreement shall control.

b)

Subject to the terms of this Agreement, all sales of Products by Eden to Retailer shall be at Eden's then-current published Retailer price. The published purchase prices do not include sales, use, or other applicable taxes, or governmental charges. Unless expressly stated to the contrary, Retailer shall pay all such taxes and charges.

c)

Terms of payment shall be established at the sole discretion of Eden. Standard payment terms are net-60 days. Any payments due Eden by Retailer under this Agreement which are past due shall be charged interest at a rate of 1.5% per month.

d)	Retailer understands and acknowledges that there are no price protection, inventory protection or Product return rights granted by Eden pursuant to this Agreement.

4.

Shipping. Shipping terms shall be FOB Retailer's selected destination, provided that such order must call for at least the minimum quantity specified in the applicable price sheet. Eden may assist in the selection of the transportation mode and carrier routing. If Retailer requires a special transportation mode and/or carrier routing other than that selected by Eden, Retailer shall pay any and all additional costs incurred. Eden will assist in filing claims for loss or damage, if the Retailer supplies proof of loss or damage.

Eden reserves the right to make shipments in installments. Retailer's orders will be supplied subject to availability of Product and, in the event of Product shortage for any reason, Eden shall have the right to restrict or allocate its supply of Products as it deems desirable. Retailer shall notify Eden immediately of any apparent damage to Products received.

5.	Retailer’s Responsibilities. Retailer shall use its commercially reasonable efforts to actively promote sales of the Products in the Territory. In furtherance thereof, Retailer shall:
	a)	Establish and maintain a competent and experienced sales force and distribution system to provide continuous dealer and customer service for the Products;

b)	Carry an adequate inventory of the Products to service sales on an effective and continuous basis;
c)	Actively cooperate with Eden in a fair implementation of applicable sales programs, advertising programs or other promotional programs sponsored by Eden;
d)

Recognize the importance of the responsible handling of the Products and shall not handle or market Products in a manner that could endanger the health or safety of human beings, animal or plant life, or damage the environment;

e)	Pay it’s account to Eden when due and otherwise comply with terms and conditions specified in this Agreement;
f)

Promptly investigate and report to EDEN all customer complaints concerning the use and application of Products and cooperate with EDEN (including its insurer, attorneys, agents and employees) in the appropriate handling of such complaints; and

g)	~~Provide a detailed Product inventory to Eden at the end of each month.~~

6.

Marks.    Eden expressly reserves all of its right, title and interest in and to its intellectual property rights including, but not limited to, its trademarks, trade names, patents, copyrights, proprietary rights or trade secrets. Retailer shall not modify, alter, remove, deface or obscure any notice of trademark, trade name, patent, copyright, proprietary right or trade secret on a Product and will not add to a Product any other additional trademark or trade name. Retailer acknowledges and agrees that this Agreement is not a license to use any of Eden's trademarks or other intellectual property.

7.	Warranty and Limitations. Eden warrants:
a)	That the goods shipped hereunder shall conform to the chemical description on the label and such label conforms to the EPA registered label therefore;
b)	That good title, free from any lawful encumbrance, shall be transferred by Eden to Retailer for goods sold to Retailer by Eden hereunder;
c)	That the goods sold by Eden to Retailer will not infringe any United States patent; and
d)	That the goods shall be fit for the use or purpose shown on the label subject to the “Conditions of Sale” paragraph on such label.

EDEN MAKES NO REPRESENTATION OR WARRANTY WITH REGARD TO ANY PRODUCT OR OTHER ITEM FURNISHED UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 7. EXCEPT AS SPECIFICALLY PROVIDED HEREIN, EDEN DISCLAIMS AND RETAILER WAIVES AND RELEASES ALL RIGHTS AND REMEDIES OF RETAILER WITH RESPECT TO ALL WARRANTIES AND OBLIGATIONS OF EDEN, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, WITH RESPECT TO ANY PRODUCTS OR OTHER ITEMS DELIVERED BY OR ON BEHALF OF EDEN UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE, AND ANY CLAIM OF INFRINGEMENT. EXCEPT FOR LIABILITIES ARISING FROM SECTION 8 (“INDEMNIFICATION”), A BREACH OF SECTION 11 (“NONDISCLOSURE”), OR A PARTY'S WANTON, FRAUDULENT AND WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.	Indemnification.
a)

Eden will indemnify Retailer against all claims for property damage or personal injury suffered by any third person caused by Products supplied to Retailer hereunder, except to the extent such claim is based on any one of the following:

i.	The negligence of Retailer;
ii.	The Retailer's warranty, which terms differ from the warranty of Eden;
iii.	A physical or chemical change in the products made by the Retailer;

2

iv.	A repacking of the products by Retailer unless unpacked with the prior consent of Eden and solely for the purpose of inspection or testing and then repacked in the original container; or
v.	A relabeling of the products by Retailer.

b)	Retailer will indemnify and hold Eden harmless from and against all such claims caused by (i) through (v) above, and shall promptly notify Eden of any such claim.

9.	Product Changes. Eden may at any time make changes in, or discontinue the manufacture or sale of, the Products. Eden shall notify Retailer of any discontinuance or significant change in the Products.

10.	Term and Termination.
a)	This Agreement shall expire on December 31, 2004.
b)	Eden may terminate this Agreement by giving thirty (30) days written notice to Retailer if, in Eden’s sole judgment, Retailer has not adequately performed its responsibilities under this Agreement.
c)	Retailer may terminate this Agreement by giving thirty (30) days written notice to Eden.
d)	Eden may terminate this Agreement upon a change in ownership, control or location of Retailer, effective thirty (30) days after Eden's providing written notice of such termination.
e)

Upon the expiration or earlier termination of this Agreement for any reason, Retailer shall immediately discontinue the permitted use of Eden's trademarks and shall remove all advertising relating to the Products. Further, upon termination or expiration of this Agreement for any reason, Retailer shall return to Eden, or destroy, any confidential information, documentation and proprietary materials of Eden in its possession and, if destroyed, so certify such destruction in writing to Eden. Upon the expiration or earlier termination of this Agreement for any reason, Eden shall have the option of repurchasing the Products at the price originally billed to Retailer, with deductions for monies due or to become due to Eden under this Agreement. With respect to any Products not so repurchased by Eden, Retailer shall have the right to dispose of such Products in the regular course of its business.

11.

Nondisclosure. Both during and after the Term of this Agreement, without the express written consent of the other party, neither party shall disclose or allow the disclosure to any third party, or use other than in the performance of a party’s obligations under this Agreement, any confidential, proprietary, or trade secret information of the other, including, but not limited to, the terms of this Agreement, the party’s technology, know-how, design secrets, trade secrets, sales and marketing strategies, data and information, research, new Product plans, customer list, supplier list, financial information, product development, and cost or pricing information. Each party shall hold such information of the other party in the strictest confidence. Each party understands and acknowledges that a breach of the provisions of this Section 11 by it may cause the other party irreparable damage for which recovery of monetary damages would be inadequate and that either party may seek injunctive relief or other equitable relief to protect its confidential, proprietary or trade secret information and its intellectual property rights.

12.

Assignability. Retailer shall have no right to assign or transfer, either voluntarily or by operation of law, any of its rights or obligations under this Agreement without Eden's prior written consent, which consent may be withheld in Eden's sole discretion. Any attempted assignment in violation of this Section 12 shall be void.

13.

Compliance with Laws. Retailer shall at all times comply with all applicable laws and regulations and shall indemnify and save Eden harmless from Retailer’s failure to so comply. Retailer agrees that Eden shall not have to perform any obligations

3

set forth in this Agreement if such performance would violate any present or future law, regulation or policy of any applicable government.

14.

Force Majeure. Neither party will be liable for any loss, claim or damages, or be considered to be in breach of or default under this Agreement, on account of any delay or failure to perform as required by this Agreement (other than for payment) as a result of any cause or condition beyond such party's reasonable control.

15.

Governing Law; Forum Selection. This Agreement shall be interpreted under, governed by and construed in accordance with the laws of the State of Washington, without regard to its conflict of laws provisions. Retailer shall not make any claim or institute any litigation against Eden in connection with this Agreement other than in the courts of the State of Washington, King County, or the United States District Court for the Western District of Washington. Retailer hereby irrevocably consents and submits to the jurisdiction of the courts of the State of Washington, King County, and the United States District Court for the Western District of Washington.

16.

Non-Waiver. The failure by Eden at any time to enforce any of the terms, provisions or conditions of this Agreement shall not constitute or be construed as a waiver of the same and any single or partial exercise by Eden of any right under this Agreement shall not preclude any further or other exercise of the same right or the exercise of any other right.

17.

Entire Agreement. This Agreement, including any attachments hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels all prior and contemporaneous agreements, claims, representations and understandings of the parties in connection with the subject matter hereof. This Agreement may not be modified or amended except by written agreement signed on behalf of Eden and Retailer by their respective duly authorized representatives.

18.

Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

19.

Notices. Each notice or other communication required or permitted to be delivered to either party hereunder shall be in writing and shall be delivered in person, by telecopy, telex or equivalent form of written telecommunication, or sent by registered or certified mail, postage prepaid, return receipt requested, to the intended recipient at the address first above stated or to such other party and/or address as the intended recipient shall have specified in a written notice given to the other party hereto.

4

ACCEPTED

Eden Bioscience Corporation
_Helena Chemical Company________
Retailer

__Dan Burdett__

Business Manager	_225 Schilling Blvd., Suite 300______
Street Address

__Collierville, TN 38017_________
City	State	Zip

__Rhett Atkins________2/24/04_____	_/s/ Milton Allen______________
Rhett Atkins, President	Signature

_VP, Crop Protection Products & Seed__
Title

ADDENDUM A

PRODUCTS

Eden hereby appoints Retailer for the following Products:

Messenger® (during transition period to Messenger STS®)

Messenger STS®

Employ®

ADDENDUM B

TERRITORY

Retailer understands and agrees that his or her area of responsibility includes the following areas:«Geography»

** Other areas may be added later.

5

This Eden Bioscience® Retail Agreement (“Agreement”) is made and entered into as of this 3rd day of Feb., 2004, by and between Eden Bioscience Corporation, a Washington corporation with a principal business address of 3830 Monte Villa Parkway, Suite 100, Bothell, Washington 98021-7266 (“Eden”), and «Organization», a _________________ corporation with the principal business address of Miles/Big Rivers, 2760 Keller Rd., Owensboro, KY 42304 (“Retailer”).

1.	Definitions. Unless otherwise defined herein, the following terms shall have the following meanings:

a)	“Product(s)” shall mean Eden goods to be distributed by Retailer, as specified in Addendum A attached hereto.
b)	“Term” shall mean the term of this agreement, as defined in Section 10 of this Agreement.
c)	“Territory” shall mean the geographic region as stated in Addendum B attached hereto.

2.

Appointment. Subject to the terms contained herein, Eden hereby appoints Retailer as a non-exclusive Retailer, and Retailer accepts such appointment, for the Products in the Territory for the Term. During the Term of this Agreement, Eden reserves the right, in its sole discretion, to appoint additional Retailers for the Products in the Territory. Except as specified herein, neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

3.	Purchase and Sale of Products.
a)

All sales of Products by Eden to Retailer shall be subject to and governed by the terms and conditions of this Agreement. The terms and conditions of this Agreement shall supersede the terms and conditions of any purchase order, acknowledgment or similar document at any time submitted by Retailer. In case of any conflict, the provisions of this Agreement shall control.

b)

Subject to the terms of this Agreement, all sales of Products by Eden to Retailer shall be at Eden's then-current published Retailer price. The published purchase prices do not include sales, use, or other applicable taxes, or governmental charges. Unless expressly stated to the contrary, Retailer shall pay all such taxes and charges.

c)

Terms of payment shall be established at the sole discretion of Eden. Standard payment terms are net-60 days. Any payments due Eden by Retailer under this Agreement which are past due shall be charged interest at a rate of 1.5% per month.

d)	Retailer understands and acknowledges that there are no price protection, inventory protection or Product return rights granted by Eden pursuant to this Agreement.

4.

Shipping. Shipping terms shall be FOB Retailer's selected destination, provided that such order must call for at least the minimum quantity specified in the applicable price sheet. Eden may assist in the selection of the transportation mode and carrier routing. If Retailer requires a special transportation mode and/or carrier routing other than that selected by Eden, Retailer shall pay any and all additional costs incurred. Eden will assist in filing claims for loss or damage, if the Retailer supplies proof of loss or damage.

Eden reserves the right to make shipments in installments. Retailer's orders will be supplied subject to availability of Product and, in the event of Product shortage for any reason, Eden shall have the right to restrict or allocate its supply of Products as it deems desirable. Retailer shall notify Eden immediately of any apparent damage to Products received.

5.	Retailer’s Responsibilities. Retailer shall use its commercially reasonable efforts to actively promote sales of the Products in the Territory. In furtherance thereof, Retailer shall:
	a)	Establish and maintain a competent and experienced sales force and distribution system to provide continuous dealer and customer service for the Products;

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2005

b)	Carry an adequate inventory of the Products to service sales on an effective and continuous basis;
c)	Actively cooperate with Eden in a fair implementation of applicable sales programs, advertising programs or other promotional programs sponsored by Eden;
d)

Recognize the importance of the responsible handling of the Products and shall not handle or market Products in a manner that could endanger the health or safety of human beings, animal or plant life, or damage the environment;

e)	Pay it’s account to Eden when due and otherwise comply with terms and conditions specified in this Agreement;
f)

Promptly investigate and report to EDEN all customer complaints concerning the use and application of Products and cooperate with EDEN (including its insurer, attorneys, agents and employees) in the appropriate handling of such complaints; and

g)	Provide a detailed Product inventory to Eden at the end of each month.

6.

Marks.    Eden expressly reserves all of its right, title and interest in and to its intellectual property rights including, but not limited to, its trademarks, trade names, patents, copyrights, proprietary rights or trade secrets. Retailer shall not modify, alter, remove, deface or obscure any notice of trademark, trade name, patent, copyright, proprietary right or trade secret on a Product and will not add to a Product any other additional trademark or trade name. Retailer acknowledges and agrees that this Agreement is not a license to use any of Eden's trademarks or other intellectual property.

7.	Warranty and Limitations. Eden warrants:
a)	That the goods shipped hereunder shall conform to the chemical description on the label and such label conforms to the EPA registered label therefore;
b)	That good title, free from any lawful encumbrance, shall be transferred by Eden to Retailer for goods sold to Retailer by Eden hereunder;
c)	That the goods sold by Eden to Retailer will not infringe any United States patent; and
d)	That the goods shall be fit for the use or purpose shown on the label subject to the “Conditions of Sale” paragraph on such label.

EDEN MAKES NO REPRESENTATION OR WARRANTY WITH REGARD TO ANY PRODUCT OR OTHER ITEM FURNISHED UNDER THIS AGREEMENT EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 7. EXCEPT AS SPECIFICALLY PROVIDED HEREIN, EDEN DISCLAIMS AND RETAILER WAIVES AND RELEASES ALL RIGHTS AND REMEDIES OF RETAILER WITH RESPECT TO ALL WARRANTIES AND OBLIGATIONS OF EDEN, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, WITH RESPECT TO ANY PRODUCTS OR OTHER ITEMS DELIVERED BY OR ON BEHALF OF EDEN UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE, AND ANY CLAIM OF INFRINGEMENT. EXCEPT FOR LIABILITIES ARISING FROM SECTION 8 ("INDEMNIFICATION"), A BREACH OF SECTION 11 ("NONDISCLOSURE"), OR A PARTY'S WANTON, FRAUDULENT AND WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.	Indemnification.
a)

Eden will indemnify Retailer against all claims for property damage or personal injury suffered by any third person caused by Products supplied to Retailer hereunder, except to the extent such claim is based on any one of the following:

i.	The negligence of Retailer;
ii.	The Retailer's warranty, which terms differ from the warranty of Eden;

2

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2005

iii.	A physical or chemical change in the products made by the Retailer;
iv.	A repacking of the products by Retailer unless unpacked with the prior consent of Eden and solely for the purpose of inspection or testing and then repacked in the original container; or
v.	A relabeling of the products by Retailer.

b)	Retailer will indemnify and hold Eden harmless from and against all such claims caused by (i) through (v) above, and shall promptly notify Eden of any such claim.

9.	Product Changes. Eden may at any time make changes in, or discontinue the manufacture or sale of, the Products. Eden shall notify Retailer of any discontinuance or significant change in the Products.

10.	Term and Termination.
a)	This Agreement shall expire on December 31, 2004.
b)	Eden may terminate this Agreement by giving thirty (30) days written notice to Retailer if, in Eden’s sole judgment, Retailer has not adequately performed its responsibilities under this Agreement.
c)	Retailer may terminate this Agreement by giving thirty (30) days written notice to Eden.
d)	Eden may terminate this Agreement upon a change in ownership, control or location of Retailer, effective thirty (30) days after Eden's providing written notice of such termination.
e)

Upon the expiration or earlier termination of this Agreement for any reason, Retailer shall immediately discontinue the permitted use of Eden's trademarks and shall remove all advertising relating to the Products. Further, upon termination or expiration of this Agreement for any reason, Retailer shall return to Eden, or destroy, any confidential information, documentation and proprietary materials of Eden in its possession and, if destroyed, so certify such destruction in writing to Eden. Upon the expiration or earlier termination of this Agreement for any reason, Eden shall have the option of repurchasing the Products at the price originally billed to Retailer, with deductions for monies due or to become due to Eden under this Agreement. With respect to any Products not so repurchased by Eden, Retailer shall have the right to dispose of such Products in the regular course of its business.

~~11.~~

~~Nondisclosure. Both during and after the Term of this Agreement, without the express written consent of the other party, neither party shall disclose or allow the disclosure to any third party, or use other than in the performance of a party’s obligations under this Agreement, any confidential, proprietary, or trade secret information of the other, including, but not limited to, the terms of this Agreement, the party’s technology, know-how, design secrets, trade secrets, sales and marketing strategies, data and information, research, new Product plans, customer list, supplier list, financial information, product development, and cost or pricing information. Each party shall hold such information of the other party in the strictest confidence. Each party understands and acknowledges that a breach of the provisions of this Section 11 by it may cause the other party irreparable damage for which recovery of monetary damages would be inadequate and that either party may seek injunctive relief or other equitable relief to protect its confidential, proprietary or trade secret information and its intellectual property rights. GVH 2-3-03~~

12.

Assignability. Retailer shall have no right to assign or transfer, either voluntarily or by operation of law, any of its rights or obligations under this Agreement without Eden’s prior written consent, which consent may be withheld in Eden's sole discretion. Any attempted assignment in violation of this Section 12 shall be void.

3

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2005

13.

Compliance with Laws. Retailer shall at all times comply with all applicable laws and regulations and shall indemnify and save Eden harmless from Retailer's failure to so comply. Retailer agrees that Eden shall not have to perform any obligations set forth in this Agreement if such performance would violate any present or future law, regulation or policy of any applicable government.

14.

Force Majeure. Neither party will be liable for any loss, claim or damages, or be considered to be in breach of or default under this Agreement, on account of any delay or failure to perform as required by this Agreement (other than for payment) as a result of any cause or condition beyond such party’s reasonable control.

15.

Governing Law; Forum Selection. This Agreement shall be interpreted under, governed by and construed in accordance with the laws of the State of Washington, without regard to its conflict of laws provisions. Retailer shall not make any claim or institute any litigation against Eden in connection with this Agreement other than in the courts of the State of Washington, King County, or the United States District Court for the Western District of Washington. Retailer hereby irrevocably consents and submits to the jurisdiction of the courts of the State of Washington, King County, and the United States District Court for the Western District of Washington.

16.

Non-Waiver. The failure by Eden at any time to enforce any of the terms, provisions or conditions of this Agreement shall not constitute or be construed as a waiver of the same and any single or partial exercise by Eden of any right under this Agreement shall not preclude any further or other exercise of the same right or the exercise of any other right.

17.

Entire Agreement. This Agreement, including any attachments hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels all prior and contemporaneous agreements, claims, representations and understandings of the parties in connection with the subject matter hereof. This Agreement may not be modified or amended except by written agreement signed on behalf of Eden and Retailer by their respective duly authorized representatives.

18.

Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

19.

Notices. Each notice or other communication required or permitted to be delivered to either party hereunder shall be in writing and shall be delivered in person, by telecopy, telex or equivalent form of written telecommunication, or sent

4

Ms. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporation Finance

June 23, 2005

by registered or certified mail, postage prepaid, return receipt requested, to the intended recipient at the address first above stated or to such other party and/or address as the intended recipient shall have specified in a written notice given to the other party hereto.

ACCEPTED

Eden Bioscience Corporation

Miles Farm Supply LLC DBA Big Rivers Agri-Supply

Retailer

__/s/ Dan Burdett_____________

Business Manager	__PO Box 22879 2760 Keller Rd__
Street Address

__Owensboro KY 42304_______
City	State	Zip

_/s/ Rhett Atkins 2/29/04____________	_/s/ Guy Van Hayden______________
Rhett Atkins, President	Signature

_Director of Purchasing__
Title

* Note deletion of Paragraph 11. Miles/Big Rivers does not know what information Eden Bioscience considers confidential

ADDENDUM A

PRODUCTS

Eden hereby appoints Retailer for the following Products:

Messenger® (during transition period to Messenger STS®)

Messenger STS®

Employ®

ADDENDUM B

TERRITORY

Retailer understands and agrees that his or her area of responsibility includes the following areas:«Geography»

** Other areas may be added later.

5